Exploration and Option to Enter

Joint Venture Agreement

Majuba Project

This Exploration and Option to Enter Joint Venture Agreement Majuba Project  (“Agreement”) is made effective as of March 4, 2011 (the “Effective Date”), by and among Claremont Nevada Mines LLC, a Nevada limited liability company (“Claremont”), MAX Resource Corp., a British Columbia corporation, and MAX Resource, Inc., a Nevada corporation (“MAX”).

Recitals

A.

Claremont owns and controls certain patented lands and unpatented mining claims which are located in Pershing County, Nevada, and which are more particularly described in Exhibit A attached to and by this reference incorporated in this Agreement.

B.

Claremont and MAX desire to enter into an agreement to allow MAX ’s exploration for and development of minerals on the properties described in Recital A.

Now, therefore, in consideration of their covenants and promises in this Agreement, Claremont and MAX agree:

1.

Definitions.  The following defined terms, wherever used in this Agreement, shall have the meanings described below:

1.1

“Area of Interest” means the lands described in Exhibit A which shall include all of the fee lands and unpatented mining claims controlled and owned by Claremont on the Effective Date and all lands within two (2) miles from the exterior boundaries of such fee lands and unpatented mining claims. This Agreement shall apply to all interests and rights which MAX acquires in the Area of Interest and to any unpatented mining claims located by MAX in the Area of Interest to the extent any portion of any such interest or unpatented mining claim is within the Area of Interest.  Any such unpatented mining claims shall be located in Claremont’s name.

1.2

“Claremont” means Claremont Nevada Mines LLC, a Nevada limited liability company, and its successors and assigns.

1.3

“Earn-In Obligation” means collectively the expenditure and other performance obligations of MAX described in Sections 6 and 7.

1.4

“Expenditures” means all costs incurred on or for the benefit of the Property for Exploration and Development Work pursuant to this Agreement, including but not limited to:  (a) salaries, wages and costs of benefits, labor overhead expenses and travel and living expenses for MAX’s employees employed directly on or for the benefit of the Property; (b) costs and expenses of equipment, machinery, materials and supplies; (c) all payments to contractors for work on or for the benefit of the Property; (d) costs of sampling, assays, metallurgical testing and analyses and other costs incurred to determine the quantity and quality of minerals on the Property; (e) costs incurred to apply for and obtain approvals, consents, licenses, permits and rights-of-way and other similar rights in connection with activities on the Property; (f) expenses and payments of rentals, bonuses, minimum advance royalties and other payments pursuant to the Underlying Agreements, if any; (g) costs and expenses of performance of annual assessment work and the filing and recording of proof of performance of annual assessment work, if required to be performed; (h) costs and expenses of payment of federal annual mining claim maintenance fees and the filing and recording of proof of payment of federal annual mining claim maintenance fees; (i) all costs and expenses of performance of all obligations under the Underlying Agreements, if any; (j) all taxes and assessments levied against the Property; (k) costs incurred in the examination of and curative actions taken concerning title to the Property; and (l) costs incurred to acquire additional interest, rights and unpatented mining claims subject to this Agreement.  Expenditures shall not include MAX’s cash expenditures made pursuant to Section 7.1.

1.5

“Exploration and Development Work” means all activities directed toward ascertaining the existence, location, quantity, quality, or commercial value of deposits of minerals on the Property.

1.6

“MAX” means MAX Resource, Inc., a Nevada corporation, and its successors and assigns.

1.7

“Property” means the fee lands, unpatented mining claims, real property and other interests (including all appurtenances and mineral rights) described in Exhibit A, or on any exhibit or schedule which is part of Exhibit A, including all interests acquired under any Underlying Agreement, and all other easements, licenses, mineral interests, mineral royalty interests, rights-of-way, surface use rights and interests in real property which are acquired and held subject to this Agreement, including any of the same acquired in the Area of Interest.  If Claremont locates any unpatented mining claims or acquires any interests or rights in the Area of Interest, it shall promptly notify MAX.  MAX shall have thirty (30) days during which to notify Claremont that MAX elects to include such interests, rights or unpatented mining claims in this Agreement.  If MAX elects to include such interests, rights or unpatented mining claims in this Agreement, the parties shall execute an amendment of this Agreement and MAX shall reimburse Claremont the costs incurred by it to acquire such interest, rights or unpatented mining claims.

1.8

“Underlying Agreement” means singly each of and “Underlying Agreements” means collectively the agreements, conveyances and instruments of mining claims, mineral rights or other property interests and rights entered into or acquired by the parties in accordance with or subject to the terms of this Agreement.

2.

Claremont’s Representations and Warranties.  Claremont makes the following covenants, representations and warranties all of which shall survive termination of this Agreement and MAX ’s exercise of its option to enter Mining Venture Agreement in accordance with Section 8:

2.1

Claremont represents that it has delivered to MAX all information concerning title to the Property in Claremont’s possession or control.

2.2

Except as provided in Exhibit A and subject to the paramount title of the United States, Claremont represents as follows: (a) the unpatented mining claims were properly laid out and monumented; (b) location notices and certificates were properly recorded and filed with appropriate governmental agencies; (c) all affidavits of annual assessment work, notices of intent and other filings required to maintain the claims in good standing have been properly and timely recorded or filed with appropriate governmental agencies; (d) the claims are free and clear of defects, liens and encumbrances arising by, through or under Claremont or any other party, except that, in order to avoid fractions, portions of certain of the unpatented mining claims which Claremont has located overlap other Claremont unpatented mining claims or Claremont’s patented mining claims; (e) the Federal annual mining claim maintenance fees necessary to maintain the unpatented mining claims until September 1, 2011, have been paid timely to the Bureau of Land Management; and (f) all notices of intent, fees and filings required by the laws of the State of Nevada have been timely and properly paid or made to hold the unpatented mining claims through September 1, 2011.  Nothing in this Section 2.2, however, shall be deemed to be a representation or a warranty that any of the unpatented mining claims contains a discovery of minerals.

2.3

Except as described in Exhibit A, Claremont represents that with respect to the Property there are no pending or, to its knowledge, threatened actions, administrative investigations, suits, claims or proceedings.

2.4

Claremont has made available for inspection by MAX  all geologic, engineering and other data in its possession pertaining to the Property.  Claremont makes no representation concerning such information or with respect to the nature, quality, extent or any other characteristic of the mineral resources, if any, located on the Property.

2.5

Claremont represents and warrants that it is a limited liability company duly organized and in good standing in its jurisdiction of incorporation and that it is qualified to do business and is in good standing in the jurisdictions where necessary in order to carry out the purposes of this Agreement.

2.6

Claremont represents and warrants: (a) it has the capacity to enter into and to perform this Agreement and all corporate and other actions required to authorize Claremont to enter into and perform this Agreement have been properly taken; (b) that Claremont will not breach any other agreement or arrangement by entering into or performing this Agreement; and (c) that Claremont has properly executed this Agreement and that this Agreement is Claremont’s valid and binding legal obligation enforceable in accordance with its terms.

2.7

Claremont represents and warrants that it is not on the Specially Designated National & Blocked Persons List of the Office of Foreign Assets Control of the United States Treasury Department and is not otherwise blocked or banned by any foreign assets office rule or any other law or regulation, including the USA Patriot Act or Executive Order 13224.

3.

MAX’s Representations and Warranties.

3.1

MAX represents and warrants that it is a corporation duly incorporated and in good standing in its jurisdiction of incorporation and that it is qualified to do business and is in good standing in the jurisdictions where necessary in order to carry out the purposes of this Agreement.

3.2

MAX  represents and warrants: (a) it has the capacity to enter into and to perform this Agreement and all corporate and other actions required to authorize MAX  to enter into and perform this Agreement have been properly taken; (b) that MAX  will not breach any other agreement or arrangement by entering into or performing this Agreement; and (c) that MAX  has properly executed this Agreement and that this Agreement is MAX ’s valid and binding legal obligation enforceable in accordance with its terms.

3.3

MAX represents and warrants that it is not on the Specially Designated National & Blocked Persons List of the Office of Foreign Assets Control of the United States Treasury Department and is not otherwise blocked or banned by any foreign assets office rule or any other law or regulation, including the USA Patriot Act or Executive Order 13224.

4.

Grant of Exploration Right and Possession.  Claremont gives and grants to MAX during the term of this Agreement the right to prospect and explore for and develop minerals on the Property, subject to the terms of this Agreement.  The foregoing grant from Claremont to MAX  shall be exclusive to the extent Claremont has the contractual or legal authority to grant an exclusive right. To the extent that Claremont has surface, access and water rights relating to the Property and to the extent permitted by law, Claremont grants to MAX  the right to exercise such rights.  Subject to the terms of this Agreement and during the term of this Agreement MAX  shall have the exclusive right to enter at any and all times upon the Property to undertake any and all types of mineral exploration and development work.

5.

Term.  The term of this Agreement shall begin on the Effective Date and shall continue to and until the fifth anniversary of the Effective Date, unless sooner accelerated, terminated or extended as provided in this Agreement.

6.

MAX’s Initial Earn-In Obligation.

6.1

Subject to MAX’s right to accelerate performance of its obligations under this Section, MAX agrees to incur Expenditures for Exploration and Development Work in accordance with the following schedule (collectively the “Earn-In Obligation”).

                    Cumulative

Performance Date

Annual Amount

   Amount

First Anniversary of Effective Date

$   500,000

    $   500,000

Second Anniversary of Effective Date

$   750,000

    $1,250,000

Third Anniversary of Effective Date

$ 1,000,000

    $2,250,000

Fourth Anniversary of Effective Date

$ 1,250,000

    $3,500,000

Fifth Anniversary of Effective Date

$ 1,500,000

    $5,000,000

Sixth Anniversary of the Effective Date

$ 1,500,000

    $6,500,000

MAX shall be obligated to expend a minimum of $250,000.00, representing one-half (1/2) of its obligation for Expenditures for Exploration and Development Work on or before the first anniversary of the Effective Date.  This obligation is an unconditional, binding and firm commitment, and includes MAX’s obligation to pay the Federal annual mining claim maintenance fees for the unpatented mining claims which comprise the Property for the annual assessment year from September 1, 2011, to September 1, 2012, which are due on September 1, 2011, and to record the notice of intent to hold and to pay the fees required under Nevada law for the recording of the notice of intent to hold.

If MAX terminates this Agreement before the first anniversary of the Effective Date and MAX does not complete the Exploration and Development Work Expenditures for the first year, MAX shall pay to Claremont the difference between Two Hundred Fifty Thousand Dollars ($250,000.00) and the amount of the actual Exploration and Development Work Expenditures which MAX incurs before the first anniversary of the Effective Date.  MAX shall also pay the Federal annual mining claim maintenance fees for the annual assessment year ending on September 1, 2012, which are due on September 1, 2011, and MAX shall pay the fees imposed on the mining claims on the recording of the notice of intent to hold.  If MAX does not complete the full Five Hundred Thousand Dollars ($500,0000) of Exploration and Development Work Expenditures for the first year and wishes to keep this Agreement in force and effect, MAX shall pay to Claremont the difference between Five Hundred Thousand Dollars ($500,000.00) and the amount of the actual Exploration and Development Work Expenditures which MAX incurs before the first anniversary of the Effective Date, whereupon Max shall then be deemed to have satisfied its Exploration and Development Work Expenditures for the first year and the Agreement shall continue in full force and effect.

Expenditures for Exploration and Development Work incurred by MAX during any annual period in excess of those prescribed for the annual period shall be credited in MAX’s favor against subsequent Exploration and Development Work Expenditure obligations.  If during any year of this Agreement after the first anniversary of the Effective Date MAX does not incur Exploration and Development Work Expenditures in the annual amount, MAX shall have the option and right, exercisable in MAX’s sole and exclusive discretion, to elect to pay Claremont an amount equal to the difference between the Exploration and Development Work Expenditures actually incurred and the amount described above for the annual period.  In such case, MAX shall be deemed to have incurred the Exploration and Development Work Expenditures for the annual period for which MAX makes such payments.  MAX shall provide to Claremont not less than quarterly a description of the Expenditures made by MAX, and Claremont shall have the right, during business hours and on reasonable advance notice to MAX, to audit and inspect MAX’s records relating to such Expenditures.

If MAX terminates this Agreement before completing its Earn-In Obligation or if MAX does not complete its Earn-In Obligation on or before the sixth anniversary of the Effective Date, MAX shall have no right, title or interest in the Property.

6.2

Subject to Claremont’s right to advise MAX and to comment on MAX’s plans for operations on the Property, MAX shall have sole discretion to determine the location, direction and other aspects of MAX’s Earn-In Obligation.

6.3

All activities performed by MAX under this Agreement shall conform to and comply in all respects with the laws, regulations and ordinances of the United States, the State of Nevada and their legal subdivisions.

7.

Payments.  MAX shall pay the payments described in this Section,

7.1

MAX, and the Joint Venture formed in accordance with Section 8 shall pay the following payments:

Date

Amount

Exchange Acceptance

$20,000

Each anniversary of the Effective Date

$20,000

The foregoing payments shall be advance payments of the mineral production royalty (the “Royalty”) payable in accordance with Section 7.3.  The payment due on Exchange Acceptance is a binding, firm and unconditional obligation.  MAX shall pay the foregoing payments to JR Exploration LLC, a Nevada limited liability company, at an address designated by Claremont.

MAX shall pay or reimburse Claremont for its payment of the costs to locate the MH unpatented mining claims numbered MH – 17 and above and any other unpatented mining claims which MAX instructs Claremont to locate.  MAX shall reimburse Claremont within ten (10) days of Claremont’s billing.

1.2

MAX shall pay all costs and payments due and payable under the Underlying Agreements, if any.

1.3

MAX and the Joint Venture formed by the parties, as applicable, shall pay a mineral production royalty to Claremont equal to three percent (3%) of the Net Smelter Returns, as defined in Exhibit B attached to and by this reference incorporated in this Agreement.  The Royalty shall be paid one-half (1/2) to each of Claremont and JR Exploration LLC at such addresses as Claremont designates.  Claremont grants to MAX the exclusive right to purchase one-half (1/2) of the Royalty in increments each representing one-half percent (.5%) of the Net Smelter Returns.  The Purchase Price for each increment shall be Five Hundred Thousand Dollars ($500,000.00) and the total purchase for one-half (1/2) of the Royalty shall be One Million Five Hundred Thousand Dollars ($1,500,000.00).  MAX may exercise the Royalty purchase option at any time within six (6) months after the date on which MAX's board of directors formally approves construction of a mine on the Property.  MAX shall give written notice of its election to exercise the Option.  On Claremont's receipt of MAX's notice of its exercise of the, the parties shall make diligent efforts to close the conveyance of the applicable portion of the Royalty to MAX within thirty (30) days after Claremont's receipt of MAX's notice or as soon as the transaction can be closed.

1.

MAX’s Option to Enter Mining Joint Venture.  In consideration of MAX’s performance of its initial Earn-In Obligation, Claremont grants to MAX , and MAX  shall have, the option and right, exercisable in MAX ’s sole and exclusive discretion, to earn and vest an undivided sixty percent (60%) interest in the Property and to form a joint venture (the “Joint Venture”) for the management and ownership of the Property.  When MAX has completed its initial Earn-In Obligation, MAX shall be deemed to have exercised its right to enter into the Joint Venture with Claremont on the Property, unless MAX informs Claremont that MAX has elected to not exercise its option and right to enter into the Joint Venture.  MAX shall deliver notice to Claremont of MAX’s completion of its Earn-In Obligation within thirty (30) days after such completion.  At any time during the term of this Agreement, MAX shall have the right to accelerate performance of its Earn-In Obligation.

On MAX’s performance of its Earn-In Obligation, Claremont and MAX  will execute and deliver to each other a definitive mining venture agreement based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5A LLC Operating Agreement (“Operating Agreement”), which shall incorporate the terms and conditions in this Section.  On formation of the Joint Venture the parties shall execute, deliver, file and record a conveyance to the Joint Venture of all of their right, title and interest in the Property, all data, information and records regarding the Property, and all drill cores and cuttings and samples taken from the Property.

1.1

Claremont’s initial participating interest shall be forty percent (40%) and MAX’s initial participating interest shall be sixty percent (60%).

1.2

MAX’s initial contribution shall be Six Million Five Hundred Thousand Dollars ($6,500,000.00).  Claremont’s initial contribution shall be Four Million Three Hundred Thirty- Three Thousand Three Hundred Thirty-Three Dollars ($4,333,333.00).

1.3

Subject to Sections 8.4 and 8.5, after MAX has completed its Earn-In Obligation, the parties shall contribute to future Exploration and Development Work Expenditures in accordance with their respective participating interests as prescribed in the Operating Agreement.  If a party does not contribute to future Exploration and Development Work Expenditures in accordance with its respective participating interest, such party’s interest shall be adjusted such that its participating interest shall be in the proportion that the sum of its initial contribution (as determined in accordance with Sections 8.2 and 8.4.2) and its additional contributions bears to the sum of both parties’ initial contributions and additional contributions.

1.4

At any time within sixty (60) days following MAX’s performance of its Earn-In Obligation, MAX shall have the option and right to elect by notice to Claremont to increase its participating interest by an additional fifteen percent (15%) to a total of seventy-five percent (75%) by incurring additional Exploration and Development Work Expenditures as follows (the “Additional Earn-In”):

Performance Date

Annual Amount

Cumulative Amount

Seventh Anniversary of the

$1,500,000

  $8,000,000

Effective Date

Eighth Anniversary of the

$2,000,000

$10,000,000

Effective Date

MAX shall notify Claremont of MAX’s election.  If MAX does not timely elect to exercise its option and to notify Claremont, MAX’s option shall terminate.

If MAX elects to increase its participating interest in the Joint Venture to seventy-five percent (75%), the following provisions shall apply:

1.4.1

During its performance of the Additional Earn-In, MAX shall bear all costs of maintaining the Property and the Underlying Agreements.

1.4.2

MAX must complete the Additional Earn-In on or before two (2) years after MAX’s delivery of notice of its election to increase its participating interest.  If MAX completes its Additional Earn-In, Claremont shall grant to MAX an additional fifteen percent (15%) participating interest to increase MAX’s total participating interest to seventy-five percent (75%).  In such case, for purposes of calculating dilution, MAX’s initial contribution shall be the sum of Ten Million Dollars ($10,000,000) and Claremont’s initial contribution shall be deemed to be Three Million Three Hundred Thirty Three Thousand Three Hundred Thirty-Three Dollars ($3,333,333.00).

1.4.3

If MAX does not complete the Additional Earn-In on or before two (2) years after MAX’s delivery of notice of its election to increase its participating interest, MAX ’s right to increase its participating interest shall terminate and its participating interest shall remain sixty percent (60%).  In such event, for purposes of calculating dilution, MAX’s initial contribution shall be the sum of Six Million Five Hundred Thousand Dollars ($6,500,000.00) plus the costs incurred by MAX in its attempt to perform its Additional Earn-In and Claremont’s initial contribution shall be deemed to be the amount of MAX’s total contribution multiplied by 40/60.

1.4.4

If MAX does not elect to increase its interest in the Joint Venture to seventy-five percent (75%), the parties’ participating interests shall be MAX sixty percent (60%) and Claremont forty percent (40%), respectively.

1.4.5

If after MAX’s performance of its Exploration and Development Work Expenditure and before MAX exercises the option and right described in this Section Claremont contributes to Exploration and Development Work Expenditures, MAX  shall within five (5) business days following its election to exercise the option and right, reimburse to Claremont Claremont’s contributions.

1.5

If at any time a party's participating interest is in the Joint Venture is diluted to below five percent (5%), the nondiluted party shall have the option to purchase the diluted party’s participating interest for the sum of One Million Dollars ($1,000,000.00).  The diluted party shall execute and deliver to the nondiluted party a conveyance of all of the diluted party’s right, title and interest in and to the Property, subject to Claremont’s reservation of the Royalty.  The diluted party’s rights under this Agreement and the Operating Agreement shall terminate and the diluted party shall have no right, title or interest in the Property, except for the reserved net smelter returns mineral production royalty.

1.6

MAX shall be the initial manager of the Joint Venture and shall have control of the activities and operations of the Joint Venture.  Subject to Section 8.4, MAX shall have the right to act as manager until such time as its participating interest in the Joint Venture is less than the participating interest of any other party to the Joint Venture.  MAX agrees that during the period of MAX’s performance of its Earn-In Obligation, MAX shall employ Hunsaker Inc., a Nevada corporation, to conduct the Exploration and Development Work.  MAX shall compensate Hunsaker Inc. for its services at established market rates for such services.  Hunsaker Inc. shall cause the Exploration and Development Work to be supervised by E. L. Hunsaker III whose daily billing rate for performance of such services is presently Six Hundred Fifty Dollars ($650.00).

1.7

A Management Committee shall be established and each party shall have one (1) representative on the Management Committee.  The Management Committee shall meet periodically and not less than one (1) time annually.  Each party shall be entitled to vote on matters before the Management Committee in the proportion of its participating interest.  Matters submitted to the Management Committee shall be determined by a vote of the majority of the participating interests.  One (1) time annually, the Management Committee shall establish the Plan of Work for the following year that specifically outlines a plan of Expenditures

1.8

Each party to the Joint Venture agreement shall have the right to assign its interest in the Joint Venture to any parent or subsidiary corporation or limited liability company and to pledge its interest to secure financing for such party’s contributions to the Joint Venture.  If a party intends to assign all or any part of its participating interest in the Joint Venture to an unaffiliated third party, such party’s right to assign all or any portion of its participating interest to the third party shall be subject to a right of first offer in favor of the other parties to the Joint Venture agreement, which shall be exercised, if at all, within thirty (30) days following the nonoffering parties’ receipt of the offering party’s notice of its intent to assign all or any portion of its participating interest in the Joint Venture.  Any assignment to a third party, other than a pledge to secure financing, shall be conditioned upon the third party's assumption of the obligations of the assigning party under the Joint Venture agreement.

2.

Title.   On MAX’s request, Claremont will make available to MAX such title records pertaining to the Property which Claremont may have.  MAX may investigate and cure as it elects any defects in the title to the patented lands and the unpatented mining claims or the location, recordation or filing of the unpatented mining claims which comprise the Property, and Claremont agrees to cooperate fully with the curing of the deficiencies at MAX’s expense.  MAX’s title curative expenses shall be Expenditures.

Claremont additionally agrees that MAX , on reasonable notice to and consultation with Claremont, may relocate or amend mining claims part of the Property and refile or re-record any documents or instruments for any mining claim part of the Property.  If required for the relocation of any mining claim part of the Property, Claremont agrees to execute notices of abandonment of such mining claims as MAX reasonably requests.  This Agreement and the Mining Venture Agreement shall apply to and include any and all amendments or relocations of the unpatented mining claims part of the Property.

The parties desire to insure that any and all interests of the parties in the lands subject to the unpatented mining claims which comprise all or part of the Property, including any rights or interests acquired in such lands under the mining laws, as amended, repealed or superseded, shall be part of the Property and shall be subject to this Agreement.  If pursuant to any amendment of the mining laws, Claremont is granted the right to convert its interest in the unpatented mining claims which comprise the Property to a lease, license, permit or other right or interest, all such rights or interests shall be deemed to be part of the Property subject to this Agreement.  In such case, the parties shall execute and deliver an addendum to this Agreement, in recordable form, which provides that all such converted rights or interests are part of the Property and are subject to this Agreement.

If the United States or any third party attacks the validity of the mining claims which are part of the Property, MAX shall have no obligation to defend their validity unless MAX  is required to do so by reason of its assumption of Claremont’s obligations under the Underlying Agreements or unless the attack is based on MAX ’s failure to maintain the validity of such mining claims.  If MAX elects not to defend the validity of any of the unpatented mining claims which are part of the Property, it shall notify Claremont and Claremont, at its election, may defend any such attack on the mining claims.  If Claremont successfully defends against such an attack on the validity of the mining claims, Claremont’s expenditures shall be considered Exploration and Development Work Expenditures and MAX shall be obligated to reimburse Claremont for the amount of the same.  MAX shall not be required to defend any attack based upon any change in law effective after the Effective Date of this Agreement.

3.

 Maintenance of Property.  MAX will provide Claremont evidence of:  (a) its payments under the Underlying Agreements, if any; (b) its payment of taxes or mining claim maintenance fees as required by this Section; and (c) its payment of taxes as required by Section 12.  MAX shall perform the assessment work and pay the Federal annual mining claim maintenance fees required to be paid for the unpatented mining claims part of the Property for the assessment year ending September 1, 2012, and for every succeeding assessment year during which MAX continues this Agreement to within sixty (60) days before the applicable statutory or regulatory deadline for maintenance of the unpatented mining claims for the succeeding assessment year.  MAX shall perform and shall provide to Claremont proof of performance of the foregoing maintenance obligations not less than forty-five (45) days before the statutory or regulatory deadline.  MAX’s obligation to pay the Federal annual mining claim maintenance fees for the annual assessment year ending on September 1, 2012, is a firm and unconditional obligation.

MAX shall be relieved from performance of annual assessment work or other work or payment obligations under this Section for any period in which the assessment or other work or payment requirement is suspended, and MAX shall have the benefit of laws enacted which relate to assessment work, including any laws which extend the time within which to perform assessment or other work to make payments.  For each year in which MAX performs assessment or other work or makes payments, it shall record and file, as required by law, an affidavit of such assessment work or payment or other required recordings or filings.

Upon MAX’s failure to provide timely proof of performance of its obligations under this Section, Claremont may make any such payment on behalf of MAX  and for the account of MAX , although Claremont shall be under no obligation to do so.  MAX will reimburse Claremont for the cost of any such payment within ten (10) days after MAX’s receipt of notice from Claremont that Claremont has made such payment.

Until the parties form a Joint Venture in accordance with Section 8 and, afterward, during the period of MAX’s performance of its Additional Earn-In Obligation, MAX shall perform Claremont’s obligations under the Underlying Agreements, if any.

4.

Communications With Claremont and Inspection.  Claremont and its agents, employees and representatives at any reasonable time and on advance notice to MAX may enter the Property for inspection, but any such entry shall be at Claremont's own risk and Claremont shall defend, indemnify and hold MAX  harmless against and from any damage, loss or liability by reason of injury to Claremont or its agents, representatives or employees while on the Property, except damage, loss or injury arising from the negligence or misconduct of MAX  or its employees or agents.  MAX and Claremont shall meet at regular intervals as requested by Claremont (not less frequently than annually) in order for MAX to report to Claremont on the status and progress of the Exploration and Development Work and MAX's plans for future operations on the Property.  MAX shall semi-annually provide Claremont with copies of all exploration plans and progress reports concerning Exploration and Development Work and engineering or other studies and reports developed by MAX or its agents and consultants concerning the Property, provided, however, that MAX shall have no obligation to deliver to Claremont MAX’s confidential or proprietary business, financial or investment plans or reports not directly relating to the Exploration and Development Work.  MAX shall promptly communicate to Claremont any extraordinary results obtained from operations upon receipt of the results and shall prepare and deliver to Claremont reports on operations that have been conducted, but that have not previously been reported upon promptly after being requested to do so by Claremont.

5.

Payment of Taxes.  MAX shall pay all taxes assessed against any personal property which it may place on the Property.  MAX may take such action as it deems proper to obtain a reduction or refund of taxes paid or payable by it.  Except as otherwise provided in this Agreement, Claremont shall pay all other taxes assessed against the Property, including all taxes assessed or payable at the time of the execution of this Agreement.

6.

Indemnification and Insurance.

6.1

MAX shall defend, indemnify and save harmless Claremont against and from any damage, loss or liability by reason of injury to person or damage to property as the result of its operations during the term of this Agreement.  MAX’s accrued obligations under this Section shall survive termination of this Agreement and exercise of its option to enter the Mining Venture Agreement.  MAX shall keep the Property free of all liens and encumbrances arising from its obligations provided, however, that MAX may contest the validity of any lien on the Property, and the existence of any such lien shall not be deemed a default under this Agreement if contested by MAX, unless the lien is finally adjudicated to be valid and is not discharged by MAX.

6.2

MAX shall provide, maintain and keep in force comprehensive all risk, public liability insurance against claims for personal injury, including, without limitation, bodily injury, death or property damage occurring on, in or about the Property, such insurance to afford immediate minimum protection to a limit of not less than Two Million Dollars ($2,000,000.00) with respect to personal injury or death to any one or more persons or damage to property.  MAX shall on Claremont's request furnish to Claremont a certificate of all policies of required insurance which shall identify Claremont as a named or additional insured.  Each policy shall contain a provision that the policy will not be cancelled or materially amended, which terms shall include any reduction in the scope or limits of coverage, without at least fifteen (15) days' prior written notice to Claremont.  If MAX fails to provide, maintain, keep in force or deliver and furnish to Claremont the policies of insurance required under this Section, Claremont may, but is not obligated to, procure such insurance or single-interest insurance for such risks covering Claremont's interest and MAX shall promptly reimburse Claremont for all costs incurred by Claremont to obtain the insurance.

7.

Termination by MAX.  MAX may terminate this Agreement at any time.  Termination of this Agreement shall be effective on MAX’s delivery of notice to Claremont, unless MAX’s termination notice recites a later date.  If MAX terminates this Agreement, except by its election to enter the Joint Venture as provided in Section 8, MAX  shall perform the following obligations:

7.1

MAX shall perform all accrued obligations and shall make all payments and take all other actions necessary, including payment of the Federal annual mining claim maintenance fees, necessary to ensure that at the date of such termination and without any action by Claremont the Property and the Underlying Agreements, if any, shall be in good standing on the date of termination.

7.2

MAX shall deliver to Claremont copies of any and all title, geological, metallurgical, exploration, assay and engineering reports and data pertaining to the Property or related to operations (in paper or digital form), and splits of mineral samples and drill cores, which have not been previously delivered to Claremont.  MAX shall have no obligation to deliver to Claremont any database or software which MAX holds, owns or possesses in accordance with a license or other agreement which prohibits or restricts MAX’s authority to deliver copies of the same to any third party.

7.3

MAX shall, at MAX's sole expense, perform or secure the performance of all reclamation and remediation relating to MAX ’s operations on the Property during the term of this Agreement as required by all applicable laws and regulations.

7.4

On MAX’s receipt of Claremont’s request, MAX shall remove all of its  materials, supplies and equipment from the Property; provided, however, that Claremont may retain or, at MAX’s cost, dispose of any such materials, supplies or equipment not removed from the Property within one hundred and eighty (180) days of MAX’s receipt of Claremont’s request.

7.5

MAX shall perform all obligations of MAX which expressly survive the termination of this Agreement, including MAX’s Earn-In Obligations which accrue before the termination date.

8.

Termination by Claremont.  If MAX defaults in any of its obligations, Claremont may give MAX written notice and specify the default or defaults.  If within thirty (30) days MAX has not cured such default or, with respect to defaults not capable of being cured in thirty (30) days, begun and diligently pursued efforts to cure such default, Claremont may terminate this Agreement by written notice to MAX.  If MAX disputes that any default has occurred, the matter shall be determined by litigation in a court of competent jurisdiction, and if the court finds MAX  is in default, MAX shall have a reasonable time (which in any case shall not be less than sixty (60) days from receipt of notice of the judgment or order) to cure such default, and if so cured, Claremont shall have no right to terminate this Agreement by reason of such default.

9.

Force Majeure.  Notwithstanding any other provision of this Agreement, MAX’s Earn-In and Additional Earn-In Obligations shall be suspended and MAX shall not be deemed in default or liable for damages or other remedies while MAX is prevented from compliance with its obligations by force majeure.  If a force majeure event prevents MAX’s performance of its Earn-In or Additional Earn-In Obligations, the time for MAX’s performance of the same shall be extended until the force majeure event ceases.  For purposes of this Agreement, force majeure shall include, but not be limited to, acts of God, the elements, riots, acts or failure to act on the part of federal or state agencies or courts, inability to obtain necessary permits, inability to secure materials or to obtain access to the Property, strikes, lockouts, damage to, destruction or unavoidable shutdown of necessary facilities, or any other matters (whether or not similar to those above mentioned) beyond MAX's reasonable control; provided, however, that force majeure shall not include financial inability to perform, and provided further that settlement of strikes or lockouts shall be entirely within the discretion of MAX.  MAX shall promptly notify Claremont of the occurrence of any force majeure event and of the cessation of the force majeure event.

10.

Effect of Termination.  Except as otherwise provided in this Agreement, in case of termination of this Agreement under its terms or for any cause other than as a consequence of MAX and Claremont’s execution of the Mining Venture Agreement, MAX shall have no further liability or obligation, except for those which have accrued at the date of termination, those specified in Section 13 concerning indemnification, and those described in Section 14.

11.

Change in Ownership of Property.  Changes in the ownership of the Property occurring after execution of this Agreement shall not be binding upon MAX until it receives written notice of such change, together with a copy of the recorded document which reflects such change.  No change or division in the ownership of the Property shall operate to enlarge the obligations or diminish the rights of MAX under this Agreement.

12.

Notice.  Any notices required or authorized to be given by this Agreement shall be in written form.  Any notices required or authorized to be given by this Agreement may be sent by registered or certified delivery, postage prepaid and return receipt requested, addressed to the proper party at the following address or such address as the party shall have designated to the other parties in accordance with this Section.  Any notice required or authorized to be delivered by this Agreement shall be deemed to have been sufficiently delivered or served in written form if:  (a) mailed in accordance with this Section; (b) personally delivered to the proper party; or (c) delivered by telex, telegraph, facsimile or other electronic transmission and actually received by such party.  Delivery of notice shall be effective on the first business day after the party deposits the notice for mailing or delivers the notice by the other means authorized in this Section, as applicable.

If to Claremont:

Claremont Nevada Mines LLC

P.O. Box 2021

Elko, NV 89803

If to MAX:

MAX  Resource, Inc.

5004 Albuquerque Road

Reno, NV 89511

And copy to:

MAX Resource Corporation

2300-1066 West Hastings Street

Vancouver, B.C., Canada V6E 3X2

13.

Memorandum of Agreement.  Concurrently on execution of this Agreement, Claremont and MAX will execute a memorandum of agreement, in a form reasonably acceptable to both parties, covering the Property for purposes of recording.

14.

Assignment.  Subject to the provisions of this Section, either Claremont or MAX may assign its rights under this Agreement to an affiliate or subsidiary controlled or owned by Claremont or MAX (or their parent corporations), as applicable, or the parent corporation of Claremont or MAX  as applicable, in whole or in part, and this Agreement shall be binding upon and enure to the benefit of the parties, and their successors and assigns.  If a party intends to transfer to a third party all or any part of its interest in the Property or this Agreement, it may do so only with the prior written consent of the other party which shall not be delayed or unreasonably withheld.  In determining the reasonableness of nonassigning party’s approval or disapproval of the request for consent, the nonassigning party may consider the proposed assignee’s environmental compliance, financial, litigation and operating history and financial and technical capability to perform the assigning party’s obligations under this Agreement.  The nontransferring party shall notify the transferring party within twenty (20) days following receipt of the transferring party’s notice of its decision to approve or reject the transferring party’s assignment.

15.

Currency.  In this Agreement, dollar amounts are expressed in lawful currency of the United States of America.

16.

Relationship of the Parties.

Nothing contained in this Agreement shall be deemed to constitute either party the partner of the other, nor, except as otherwise expressly provided, to constitute either party the agent or legal representative of the other, nor to create any fiduciary relationship between them.  It is not the intention of the parties to create, nor shall this Agreement be construed to create, any mining, commercial or other partnership.  Neither party shall have any authority to act for or to assume any obligation or responsibility on behalf of the other party, except as otherwise expressly provided.  It is the express purpose and intention of the parties that their ownership of the Property and the rights acquired shall be as tenants in common.

17.

Confidentiality.  Subject to the provisions of this Section, the existence and terms of this Agreement and all information obtained in connection with the performance of this Agreement shall be the exclusive property of the parties and shall not be disclosed by a party to any third party or to the public without the prior written consent of the other party.  If a party is required under applicable laws or regulations or the rules of any stock exchange or stock listing association applicable to such party as measured by the standards of materiality applicable to such party to disclose the existence of this Agreement or any information obtained in connection with the performance of this Agreement, such party shall notify the other party of the disclosure.

18.

Governing Law and Dispute Resolution.  This Agreement, and the performance of the parties, shall be governed by the laws of the State of Nevada.  The parties agree and submit to jurisdiction and venue of any action concerning construction of this Agreement or enforcement of any of the rights and obligations of the parties under this Agreement in the Second Judicial District Court, Washoe County, Reno, Nevada.

19.

Binding Effect of Obligations.  This Agreement shall be binding upon and inure to the benefit of the respective parties and their successors or assigns.

20.

Entire Agreement.  The parties agree that the entire agreement between them is written in this Agreement and in a memorandum of agreement of even date.  There are no terms or conditions, express or implied, other than expressly stated in this Agreement.  This Agreement may be amended or modified only by a written instrument signed by the parties with the same formality as this Agreement.

21.

Multiple Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Agreement.

22.

 Severability.  If any part, term or provision of this Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any governmental regulations, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be invalid.

23.

Execution by MAX Resource Corp.  MAX Resource Corp. has executed this Agreement solely as guarantor of the obligations of MAX Resource, Inc.

24.

Exchange Approval.  MAX’s obligations and the effectiveness of this Agreement are conditioned on MAX’s receipt of acceptance for filing by the TSX-Venture Exchange (“Exchange Acceptance”).  On the parties’ execution and delivery of this Agreement, MAX shall promptly apply for such approval.  If MAX does not receive the Exchange Acceptance on or before March 21, 2011, this agreement shall terminate automatically.

Executed effective on the Effective Date.

Claremont Nevada Mines LLC

By

E. L. Hunsaker III, Manager

MAX  Resource, Inc.

By

Stuart Rogers

President

Guaranty

MAX Resource Corp., a British Columbia corporation (“Guarantor”), unconditionally and irrevocably assures and guarantees the agreements, covenants and obligations of MAX Resource, Inc. under this Agreement.  This Guaranty is absolute, irrevocable, primary and unconditional, irrespective of any circumstances which might otherwise constitute a legal or equitable discharge or defense of or by a guarantor or surety.  If for any reason any sums are not paid when due, or any agreement, condition, covenant or term is not performed or observed in accordance with this Agreement, Guarantor, within five (5) business days after notice, but in any event before expiration of any period of grace provided for in this Agreement, shall pay the same in accordance with the terms of this Agreement, and will perform or observe or cause to be performed and observed every such agreement, condition, covenant and term of this Agreement regardless of:  (a) any defenses or rights of setoff or counterclaims which Guarantor may have or assert; (b) whether Claremont has taken any steps to enforce any rights against MAX Resource, Inc. or Guarantor or any other remedy as a result of the default of MAX Resource, Inc.; and (c) any other condition or contingency.  Guarantor shall have the full benefit of any rights, benefits and defenses that are available to MAX Resource, Inc., and may exercise those rights, benefits and defenses at any time, whether or not it has paid on its Guaranty.  Guarantor agrees to pay to Claremont such amounts as may be sufficient to cover the cost and expense of Claremont's collection of any sums due and payable or enforcement of this Agreement or this Guaranty, including, in any arbitration proceeding, action or case, fees and costs, court costs and reasonable attorney's fees.  This Guaranty is an assurance and guaranty of payment and performance and not merely of collectibility.  Performance under this Guaranty shall not give rise to any right of subrogation in favor of Guarantor as to any person or party until such time as the payments and obligations due under this Agreement and this Guaranty have been paid or discharged in full.

Executed effective on the Effective Date.

MAX  Resource Corp.

By

Stuart Rogers

President

Exploration and Option to Enter Joint Venture Agreement

Majuba Project

Exhibit A

Description of Property Pershing County, Nevada

A.

Unpatented Mining Claims.

Claim Name

BLM NMC Nos.

AP-1 to AP-4

917098 to 917101

MH-1 to MH -15

918603 to 918617

MHA - 1 to MHA - 16

MH - 17 to MH to MH - 79

MH - 82 to MH – 83

MH - 86 to MH - 87

B.

Fee Lands, Patented Mining Claims and Mineral Rights.

Majuba Hill, Majuba Hill No. 1 and Majuba Hill No. 3 patented mining claims, Patent No. 1033600, Mineral Survey No. 4610

Mineral rights in Section 35, T33N, R31E, MDB&M

C.

Exceptions to Title.

Certain overlaps of Claremont’s unpatented claims onto other Claremont unpatented mining claims and the Claremont patented claims.

Exhibit B

Net Smelter Returns

"Net Smelter Returns" means the gross revenues from the sale of all Minerals and products of Minerals as stated in the refinery or smelter return or outturn statement, less the following costs, charges and expenses actually paid or incurred by MAX:

1.  Charges for treatment in the smelting and refining processes (including handling, sampling, assaying and representation costs; penalties and other processor deductions).

2.  Actual costs of transportation (including freight, insurance and security, costs incurred by reason of or in the course of such transportation) of concentrates, dore metal and products to the refinery or smelter, but not any charges or costs of transportation of Minerals or ores from any mine on the Property to an autoclave, concentrator, crusher, heap or other leach process, mill or plant.

Gross revenues shall be determined irrespective of any actual arrangements for the sale or other disposition of Minerals, concentrates, dore metal and products by MAX, specifically including but not limited to forward sales, futures trading or commodities options trading, and any other price hedging, price protection, and speculative arrangements that may involve the possible delivery of gold, silver or other metals produced from Minerals.

MAX's obligation to pay the royalty shall accrue and become due and payable upon the sale or shipment from the Property of unrefined metals, dore metal, concentrates or other Minerals or Minerals products or, if refined metals are produced, upon the outturn of refined metals meeting the requirements of the specified published price to MAX's account.  It is the intent that the royalty shall be based upon the value of the recoverable metal contained in ores mined from the Property and ultimately outturned by the smelter or refinery to which MAX or its assignees, contractors or purchasers deliver unrefined metals, dore metal, concentrates or other Minerals or Minerals products.

Net Smelter Returns royalties shall be determined on a quarterly basis.  MAX shall pay MAX each quarterly royalty payment on or before the thirtieth (30th) day following the quarter in which the royalty payment obligation accrued.  MAX acknowledges that late payment by MAX to Claremont of royalty payments will cause Claremont to incur costs, the exact amount of which will be difficult to ascertain.  Accordingly, if any amount due and payable by MAX is not received by Claremont within ten (10) days after such amount is due, then MAX shall pay to Claremont a late charge equal to Eight percent (8%) of such overdue amount.  Claremont’s acceptance of such late charge shall not constitute a waiver of MAX default with respect to such overdue amount, nor prevent Claremont from exercising any of Claremont’s other rights and remedies.  If any amount payable by MAX remains delinquent for a period in excess of thirty (30) days, MAX shall pay to Claremont, in addition to the late payment, interest from and after the due date at the statutory interest rate.

Upon reasonable notice and at a reasonable time, the Claremont shall have the right to audit and examine the MAX’s accounts and records relating to the calculation of the Net Smelter Returns royalty payments.  If such audit determines that there has been a deficiency or an excess in the payment made to Claremont, such deficiency or excess shall be resolved by adjusting the next quarterly royalty payment due Claremont.  Claremont shall pay all costs of such audit unless a deficiency of three percent five percent (5%) or more of the royalty payment due for the calendar quarter in question is determined to exist.  All books and records used by MAX to calculate the royalty payments shall be kept in accordance with generally accepted accounting principles applicable to the mining industry.

MAX shall have the right to commingle Minerals and ores from the Property and materials from other properties, provided, that MAX first informs Claremont, in writing, of MAX’s intention to commingle and delivers to Claremont a detailed written description of MAX’s commingling plan.  Claremont shall have ninety (90) days during which to review and comment on MAX’s proposed commingling plan.  In any and all events, all Minerals and ores shall be measured and sampled by MAX in accordance with sound mining and metallurgical practices for metal and mineral content before commingling of any such Minerals or ores with materials from any other property.  Representative samples of materials from the Property intended to be commingled shall be retained by MAX, and assays of these samples shall be made before commingling to determine the metal content of each ore.  Detailed records shall be kept by Claremont showing measurements, assays of metal content and gross metal content of the materials from the Property are commingled.

At Claremont’s request MAX shall execute and deliver to the smelter or refinery instructions for the deposit of Claremont’s share of the Net Smelter Returns, in cash or in kind, to an account established in Claremont’s name